FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 5, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

First Quarter Report of the Company mailed to Shareholders on or about May 5, 2006 (Note that only the cover page of the Report is attached because the balance of the Report is identical to the earnings press release filed with a Form 6-K on April 27, 2006, except only that the heading on the left side on the first page has been changed from “NEWS RELEASE FOR IMMEDIATE RELEASE” to “FIRST QUARTER 2006 REPORT”; opposite that heading the Company’s address and website have been added on the right side, as follows “2011-94 Street, Edmonton, Alberta T6N 1H1 Website: www.biomira.com”; and the Company’s logo has been substituted at the top of that page for the Company’s and its U.S. Media and U.S. Investor contact information, which contact information has been moved to the last page of the Report
3

Canadian Certification of the Company’s Chief Executive Officer of Interim Filings (Form 52-109 F2) filed on SEDAR on May 5, 2006	4

Canadian Certification of the Company’s Chief Financial Officer of Interim Filings (Form 52-109 F2) filed on SEDAR on May 5, 2006	5

Signature	6

Biomira Inc. 2011-94 Street Edmonton, AB T6N 1H1 March 2006 First Quarter Report

Trading Information:	NASDAQ National Market (symbol “BIOM”)
The Toronto Stock Exchange (symbol “BRA”)

For Information Contact:	Edward Taylor
Vice President Finance and Administration
Chief Financial Officer

Bill Wickson
Director, Communications and Investor Relations Compliance Officer
E-Mail:	ir@biomira.com

Web:	www.biomira.com

Biomira: The Cancer Vaccine People™

Form 52-109F2 - Certification of Interim Filings

I, T. Alexander McPherson, MD, PhD, President and CEO, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Biomira Inc., (the issuer) for the interim period ending March 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

May 5, 2006

/s/ T. Alexander McPherson

T. Alexander McPherson
President and CEO

Form 52-109F2 - Certification of Interim Filings

I, Edward A. Taylor, Vice President Finance and Administration and Chief Financial Officer, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Biomira Inc., (the issuer) for the interim period ending March 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

May 5, 2006

/s/ Edward A. Taylor

Edward A. Taylor
Vice President, Finance & Administration
and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: May 5, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration
and Chief Financial Officer